February 28, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Ecolab Inc.
Form 10-K
Commission File No. 1-9328

Ladies and Gentlemen:

Transmitted herewith via the EDGAR system is the Ecolab Inc. Annual Report on Form 10-K for the year ended December 31, 2005.

The 2005 financial statements reflect the adoption, effective October 1, 2005, of the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123R”), under the modified retrospective application method. As part of the transition to the new standard, all prior period financial statements have been restated to recognize share-based compensation expense historically reported in the notes to the consolidated financial statements. Effective with the company’s adoption SFAS No. 123R, the value of new option grants utilize the lattice-binomial model. In addition, forfeitures of share-based awards are no longer accounted for as they occur; instead,  forfeitures are treated as an estimate in the amount of compensation expense being recognized, plus share-based awards to retirement eligible employees utilize the non-substantive vesting method. For more information about the impact of SFAS No. 123R, see Note 2 of the Consolidated Financial Statements located as Exhibit (13) to the Form 10-K.

With respect to reclassifications, certain prior year amounts have been reclassified to conform to the current year practices.

Sincerely,

/s/Timothy P. Dordell

Timothy P. Dordell

Assistant Secretary